Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

First Horizon National Corporation First Horizon Strengthens and Expands Branch Network into Key Growth Markets: Acquiring 30 Branches & $2.4Bn of Deposits in the Southeast November 8, 2019

Acquisition of Southeast Branches from BB&T / SunTrust (1)

Summary of Transaction

- On November 8, 2019, First Horizon announced an agreement to acquire 30 branches from SunTrust that are being divested in connection with the previously announced merger with BB&T
  - Acquisition includes 30 branches, approximately $2.4 billion of deposits and approximately $410 million of loans in North Carolina, Virginia and Georgia
  - 3.4% premium paid on total deposits (3)
  - 0.54% average cost of deposits
- Strategically expands First Horizon's presence within demographically attractive Southeast markets
  - Adds $1.7 billion of deposits in North Carolina, improving pro forma market share
    - #3 in Winston-Salem
    - #5 in Durham-Chapel Hill
  - Provides stable platform for continued growth within Virginia and Georgia markets
- Financially-compelling transaction that is immediately accretive to EPS
  - Excess liquidity to reduce wholesale funding
- Transaction is expected to close in Q1 2020

Pro Forma Geographic Summary (2)



KS
MO
KY
WV
VA
OK
AR
TN
NC
SC
MS
AL
GA
LA
TX
FL
FHN
IBKC
Acquired Branches

Balance Sheet Summary

Deposits by Market



Georgia, 4%
Durham-Chapel Hill, NC, 46%
Virginia, 26%
Winston-Salem, NC, 24%

Total Deposits: ~$2.4 Billion
Cost of Deposits: 0.54%

Loans by Type



Commercial, 16%
Mortgage, 67%
Other Consumer, 3%
Home Equity, 14%

Total Loans: ~$410 Million
Yield on Loans: 4.63%

1. Note: Financial data as of June 30, 2019
2. Branch location information per S&P Market Intelligence
3. Premium paid is an amount equal to 3.4% of the average daily deposit balances for the 15 calendar days prior to the closing date

2

Disclaimer

Forward-Looking Statement

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") with respect to First Horizon's and IBERIABANK's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward" and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon's and IBERIABANK's respective reports filed with the U.S. Securities and Exchange Commission (the "SEC"), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon's issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of First Horizon's website, http://www.FirstHorizon.com, under the heading "SEC Filings" and in other documents First Horizon files with the SEC, and in IBERIABANK's Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of IBERIABANK's website, www.IBERIABANK.com, under the heading "Financials & Filings" and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon's capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Horizon and IBERIABANK which will be sent to the shareholders of First Horizon and IBERIABANK seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC's website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

3